EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the nine months ended
	September 30,
	2005	2004

EARNINGS
Pre-tax income (loss)	$(24,914)	$18,923
Fixed charges	13,101	9,923
Total	$(11,813)	$28,846

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$12,114	$8,872
Interest portion of rental expenses	987	1,051
Total fixed charges	$13,101	$9,923

Ratio of earnings to fixed charges	(a )	2.9 x

(a) Earnings were insufficient to cover fixed charges by $24.9 million for the nine months ended September 30, 2005.